SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for April 28, 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

SENS announcements : Dealings in securities by directors of Sasol Limited or a major subsidiary of Sasol Limited during April 2006

1. 3 April 2006
2. 4 April 2006
3. 4 April 2006
4. 5 April 2006
5. 7 April 2006
6. 12 April 2006
7. 19 April 2006
8. 21 April 2006

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY THE SASOL LIMITED COMPANY SECRETARY AND
DIRECTORS OF A MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we
hereby announce the following transactions in securities of Sasol ("the Company")by
directors of a major subsidiary and the Company Secretary of the Company:

Name	N L Joubert
Office held	Company Secretary
Company	Sasol Limited
Date transaction effected	31 March 2006
Selling price per share	R237,25
Number of shares	2 000
Total value	R474 500
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	R van Rooyen
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	31 March 2006
Option offer date	11 June 2001
Option offer price	R76,70
Exercise date	18 September 2001
Exercise price	R79,00
Selling price per share	R237,80
Number of shares	9 700
Total value	R2 306 660
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	M W Rose
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	31 March 2006
Option offer date	11 January 2002
Option offer price	R101,00
Exercise date	31 March 2006
Exercise price	R233,00
Selling price per share	R238,50
Number of shares	4 500
Total value	R1 073 250
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66 Yes	

Name	M W Rose
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	31 March 2006
Option offer date	8 March 2002
Option offer price	R113,00
Exercise date	31 March 2006
Exercise price	R233,00
Selling price per share	R238,50
Number of shares	900
Total value	R214 650
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66 Yes	

3 April 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we
hereby announce the following transaction in securities of Sasol ("the Company")by a
director of a major subsidiary of the Company:

Name	J H Fourie
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	3 April 2006
Selling price per share	R235,00
Number of shares	12 000
Total value	R2 820 000
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

4 April 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transaction in securities of Sasol ("the Company")by a director of a major subsidiary of the Company:

Name	M W Rose
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	3 April 2006
Option offer date	11 January 2002
Option offer price	R101,00
Exercise date	31 March 2006
Exercise price	R233,00
Selling price per share	R238,50
Number of shares	7 700
Total value	R1 836 450
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

4 April 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transactions in securities of Sasol ("the Company")by a director of the Company:

Name	L P A Davies
Office held	Chief Executive
Company	Sasol Limited
Date transaction effected	4 April 2006
Option offer date	5 September 2001
Option offer price	R78,70
Exercise date	12 September 2001
Exercise price	R81,70
Selling price per share	R235,00
Number of shares	14 000
Total value	R3 290 000
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	L P A Davies
Office held	Chief Executive
Company	Sasol Limited
Date transaction effected	4 April 2006
Option offer date	10 September 2003
Option offer price	R89,50
Exercise date	29 September 2003
Exercise price	R87,00
Selling price per share	R235,00
Number of shares	7 200
Total value	R1 692 000
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

5 April 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transactions in securities of Sasol by a director of the Company:

On 6 April 2006 Mr P V Cox, the Chairman of Sasol Limited, concluded the following transactions in Sasol ordinary shares:

a)   48 100 ordinary Sasol shares were bought by him in terms of the Sasol Share Incentive Scheme for R78,70 per share for a total consideration of R3 785 470; and

b)   51 900 ordinary Sasol shares were bought by him in terms of the Sasol Share Incentive Scheme for R89,50 per share for a total consideration of R4 645 050;

c)   100 000 ordinary Sasol shares which were held by Mr Cox were sold at a price of R235,00 per share and a total consideration of R23 500 000.

Mr Cox's interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Chairman of the Audit Committee.

7 April 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:

On 11 April 2006 Mr A de Klerk, a director of Sasol Synfuels (Proprietary) Limited, concluded the following transactions in Sasol ordinary shares:

d)   3 200 ordinary Sasol shares were bought by him in terms of the Sasol Share Incentive Scheme for R42,30 per share for a total consideration of R135 360,00; and

e)   3 200 ordinary Sasol shares which were held by Mr De Klerk were sold at a price of R238,50 per share and a total consideration of R763 200,00.

Mr De Klerk's interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Deputy Chief Executive of the Company.

12 April 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY DIRECTORS OF SASOL LIMITED AND DIRECTORS OF A
MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we
hereby announce the following transactions in securities of Sasol by a director of the
Company and by a director of a major subsidiary of the Company:

On 18 April 2006 Mr L P A Davies, the Chief Executive of Sasol Limited, concluded the
following transactions in Sasol ordinary shares:

f)   11 000 ordinary Sasol shares were bought by him in terms of the Sasol Share
        Incentive Scheme for R57,50 per share for a total consideration of R632 500; and

g)   11 000 ordinary Sasol shares which were held by Mr Davies were sold at a price of
        R251,50 per share and a total consideration of R2 766 500.

Mr Davies's interest in the shares mentioned above is a direct beneficial interest. These
transactions were cleared by the Chairman of Sasol Limited.

On 18 April 2006 Mr M Sieberhagen, a director of Sasol Synfuels (Pty) Limited a major
subsidiary of the Company, concluded the following transactions in Sasol ordinary shares:

a)   5 500 ordinary Sasol shares were bought by him in terms of the Sasol Share
        Incentive Scheme for R38,05 per share for a total consideration of R209 275; and

b)   2 200 ordinary Sasol shares were bought by him in terms of the Sasol Share
        Incentive Scheme for R25,10 per share for a total consideration of R55 220; and

c)   5 500 ordinary Sasol shares which were held by Mr Sieberhagen were sold at a price
        of R249,05 per share and a total consideration of R1 369 775; and

d)   2 200 ordinary Sasol shares were which were held by Mr Sieberhagen were sold at a
        price of R249,00 per share and a total consideration of R547 800.

Mr Sieberhagen's interest in the shares mentioned above is a direct beneficial interest.
These transactions were cleared by the Chairman of Sasol Synfuels (Pty) Limited.

On 19 April 2006 Mr T S Munday, the Deputy Chief Executive of Sasol Limited, concluded
the following transactions in Sasol ordinary shares:

a)   8 400 ordinary Sasol shares were bought by him in terms of the Sasol Share
        Incentive Scheme for R50,90 per share for a total consideration of R427 560; and

b)   8 400 ordinary Sasol shares which were held by Mr Munday were sold at a price of R253,00 per share and a total consideration of R2 125 200.

Mr Munday's interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Chairman of Sasol Limited.

On 19 April 2006 Mr A de Klerk, a director of Sasol Synfuels (Pty) Limited a major subsidiary of the Company, concluded the following transactions in Sasol ordinary shares:

a)   4 000 ordinary Sasol shares were bought by him in terms of the Sasol Share Incentive Scheme for R42,30 per share for a total consideration of R169 200; and

b)   4 000 ordinary Sasol shares which were held by Mr De Klerk were sold at a price of R254,50 per share and a total consideration of R 1 018 000.

Mr De Klerk's interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Chief Executive of Sasol Limited.

19 April 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we
hereby announce the following transactions in securities of Sasol by a director of a major
subsidiary of the Company:

On 20 April 2006, Mr P B de Wet, a director of Sasol Synfuels (Proprietary) Limited,
concluded the following transactions in Sasol ordinary shares:

h)   4 000 ordinary Sasol shares were bought by him in terms of the Sasol Share
        Incentive Scheme for R90,00 per share for a total consideration of R360 000.

i)   The share options were offered to Mr De Wet on 17 October 2003 and accepted by
        Mr De Wet on 28 October 2003. These share options vested on 17 October 2005.

Mr De Wet's interest in the shares mentioned above is a direct beneficial interest. These
transactions were cleared by the Chief Executive of the Company on behalf of the Chairman
of Sasol Synfuels (Pty) Limited.

21 April 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006

By: /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary